SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 8-A

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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Invesco Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Bermuda (State of Incorporation or Organization)	98-0557567 (I.R.S. Employer Identification No.)

1360 Peachtree Street, N.E.,
Atlanta, Georgia	30309
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Shares, par value $0.20	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

             None.

(Title of class)

Item 1.	Description of Registrant's Securities to be Registered.

             The following summary of the terms of our share capital may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our Memorandum of Association and our Bye-Laws, as amended. You should refer to, and read this summary together with, our Memorandum of Association and Bye-Laws to review all of the terms of our share capital that may be important to you. Copies of the Invesco Ltd. Memorandum of Association and amended and restated Bye-Laws are exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Annual Report”), as filed with the Securities and Exchange Commission (“SEC”) on February 29, 2008. You may obtain copies of our Annual Report at the SEC website at www.sec.gov. The descriptions of the Memorandum of Association and Bye-Laws contained herein are qualified by reference to the actual documents.

            Unless the context otherwise requires, references to “shareholder” or “shareholders” means the person(s) whose name(s) appears on a company’s register of members or shareholders and who are the legal owners of the shares concerned.

General

             Shares Authorized and Outstanding. The authorized share capital of Invesco Ltd. as of April 30, 2008 is 1,070,000,000 divided into 1,050,000,000 common shares of par value $0.20 each and 20,000,000 undesignated shares of par value $0.20 each, which may be issued without any prior shareholder approval as common shares or preference shares. As of April 30, 2008, 426,637,220 of Invesco Ltd.’s common shares were issued (including treasury shares).

             Voting Rights. In general, and except as provided below, a shareholder who is present in person and entitled to vote at a shareholders’ meeting is entitled to one vote on a show of hands regardless of the number of shares he or she holds. On a poll, each shareholder having the right to vote, including proxies for shareholders, is entitled to one vote for each common share held. Under our Bye-Laws, subject to certain exceptions, including mergers and amalgamations, and the liquidation, dissolution or winding-up of the company, which, in certain circumstances, requires the affirmative vote of at least three-fourths of the votes cast, any questions proposed for the consideration of the shareholders at any general meeting generally are decided by the affirmative votes of a majority of the votes cast in accordance with our Bye-Laws. At the commencement of any general meeting, two or more persons present in person and representing, in person or by proxy, more than 50 percent of the issued and outstanding shares entitled to vote at the meeting constitute a quorum for the transaction of business.

Our Bye-Laws provide that resolutions put to a vote at a shareholders’ meeting will be decided on a show of hands, unless a poll is demanded in accordance with our Bye-Laws.

Under our Bye-Laws, proxies of shareholders are entitled to attend, demand or to join demanding a poll, and, on a poll, vote at shareholders’ meetings, but not on a show of hands. Proxies of shareholders are also entitled to speak at shareholders’ meetings.

             Action by Written Consent. Under Bermuda law and subject to our Bye-Laws, the Bermuda Companies Act provides that shareholders may take action by written consent; our Bye-Laws, however, require the consent of 100 percent of shareholders to take action by written consent.

             Listing. Our common shares are listed on the New York Stock Exchange under the symbol “IVZ.”

Sources and Payment of Dividends

            Bermuda law does not permit the declaration or payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that a company is, or after the payment is made would be, unable to pay its liabilities as they become due, or the realizable value of such company’s assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The excess of the consideration paid on an issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be applied in certain limited circumstances, for example, to pay up unissued shares which may be distributed to shareholders in proportion to their holdings as fully paid bonus shares, but is otherwise subject to limitation. Holders of our common shares are entitled to receive such dividends as lawfully may be declared from time to time by our board of directors.

Rights of Repurchase and Redemption

            Invesco Ltd., upon a resolution of our board of directors, may generally make open-market purchases of its shares without shareholder approval. Any repurchased shares by Invesco Ltd. would either be cancelled or held as treasury shares in accordance with the Bermuda Companies Act. In addition, Invesco Ltd. may only repurchase shares if there are reasonable grounds for believing that it can pay its liabilities as they become due at the time of repurchase and thereafter.

Classification of our Board of Directors

            Our Bye-Laws provide that the number of directors will be determined by our board of directors. Currently, our board of directors consists of nine persons divided into three classes. Each director will generally serve a three year term, with termination staggered according to class.

Liquidation Rights

If Invesco Ltd. is to be wound up, the liquidator may, with the sanction of a resolution of the shareholders, divide amongst the shareholders the whole or any part of the assets of Invesco Ltd. (whether they consist of property of the same kind or not) and may, for this purpose, set such value on these assets as the liquidator deems fair. However, no shareholder will be compelled to accept any shares or other securities or assets whereon there is any liability.

Nomination Procedures

            The Bermuda Companies Act provides that shareholders may, as set forth below and at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement prepared by the requesting shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a requisition is either that number of shareholders representing at least 5 percent of the total voting rights of all shareholders having a right to vote at the meeting to which the requisition relates or not less than 100 shareholders.

Under our Bye-Laws, for nominations or other business to be properly brought before an annual general meeting by a shareholder, the shareholder must have given timely notice thereof in writing to our corporate secretary and such other business must otherwise be a proper matter for shareholder action. Notice is considered timely only if given to our corporate secretary not less than 90 nor more than 120 days prior to the first anniversary of the date of the preceding year’s annual general meeting of shareholders. However, if the date of the annual general meeting is more than 30 days before or more than 60 days after such anniversary date, any notice by the shareholder of business or the nomination of directors for election or re-election to be brought before the annual general meeting to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual general meeting and not later than the close of business on the later of the 90th day prior to such annual general meeting and the 10th day following the day on which public announcement of the date of such meeting is first made. Our Bye-Laws set forth the information that must be furnished to our corporate secretary in order for any such notice to be proper.

Amendment of Bye-laws

            Generally, our Bye-Laws may be rescinded, altered or amended, and new Bye-Laws may be made when approved by a resolution of our board of directors and by a resolution of our shareholders. However, our Bye-Laws require the affirmative vote of the holders of at least three-quarters of the total combined voting power of all our issued and outstanding shares in order to amend certain of our Bye-Laws.

Pre-emptive Rights

            Under Bermuda law, unless otherwise provided in a company’s Bye-Laws, shareholders of a company are not entitled to pre-emptive rights. Our Bye-Laws do not provide for pre-emptive rights.

Preference Shares

Subject to our Bye-Laws and Bermuda law, our board of directors has the power to issue any of Invesco Ltd.’s unissued shares as it determines, including the power to issue any shares or class of shares with preferred, deferred or other special rights.

            Subject to certain limitations contained in our Bye-Laws and any limitations prescribed by applicable law, our board of directors is authorized to issue preference shares in one or more series and to fix the designation, powers, preferences and rights and the qualifications, limitations or restrictions of such shares, including but not limited to dividend rates, conversion rights, voting rights, terms of redemption/repurchase (including sinking fund provisions), redemption/repurchase prices and liquidation preferences, and the number of shares constituting, and the designation of, any such series, without further vote or action by shareholders. Under our Memorandum of Association and Bye-Laws, there are 20,000,000 undesignated shares that may be issued either as common shares or as preference shares.

Share Class Rights

The rights attached to any class or series may be amended with the written consent of the holders of 75 percent of the issued shares of the class or series being affected or with the sanction of a resolution passed by 75 percent of the votes cast at a separate general meeting of the holders of the shares of the class or series.

Rights of Inspection

Members of the general public have the right to inspect Invesco Ltd.’s public documents available at the office of the Registrar of Companies in Bermuda and the company’s registered office in Bermuda, which will include the company’s Memorandum of Association (including its objects and powers) and any alteration to the Memorandum of Association and documents relating to any increase or reduction of authorized capital. Shareholders have the additional right to inspect our Bye-Laws, minutes of general meetings and audited annual financial statements, which must be presented to the annual general meeting of shareholders. The register of shareholders is also open to inspection by shareholders or members of the public without charge, and copies are to be provided on request with the payment of the appropriate fee. Invesco Ltd. is also required to maintain a share register in Bermuda but by giving the required notice to the Bermuda Registrar of Companies, the company may establish a branch register outside of Bermuda. Invesco Ltd. is required to keep at the registered office a register of the company’s directors and officers (containing that information required under Bermuda law), which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Restrictions of Transfer

            Unless otherwise required by any applicable requirements of the New York Stock Exchange (or any other applicable stock exchange), we may decline to approve or to register any transfer of any shares if a written opinion from counsel has not been obtained to the effect that registration of such shares under the U.S. Securities Act of 1933, as amended, is not required, and we must decline to approve or to register any transfer of any share if the transferee has not been approved by applicable governmental authorities if approval is required or if not in compliance with applicable consent, authorization or permission of any governmental body or agency in Bermuda. If we refuse to register a transfer of any share, our corporate secretary must send the transferor and transferee notice of the refusal within one month after the date on which the transfer was lodged. The registration of transfers may be suspended at such times and for such periods as the company may from time to time determine but registration cannot be suspended for more than 45 days in any year.

Change of Control

Our Bye-Laws contain certain provisions that may impede or delay an unsolicited takeover of the company under certain circumstances. For example, under our Bye-Laws:

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we are prohibited from engaging, under certain circumstances, in a business combination (as defined in our Bye-Laws) with any interested shareholder (as defined in our Bye-Laws) for three years following the date that the shareholder became an interested shareholder;

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our board of directors, without further shareholder action, is permitted by our Bye-Laws to issue preference shares, in one or more series, and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions, or special or relative rights of an additional series. The rights of preferred shareholders may supersede the rights of common shareholders;

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our board of directors is classified into three classes with the election years of the members of each class staggered such that the members of only one of the three classes are elected each year. In addition, shareholders may only remove directors for cause (as defined in our Bye-Laws);

-	our board of directors is authorized to expand its size and fill vacancies; and

-	shareholders cannot act by written consent unless the consent is unanimous.

Transfer Agent

Invesco Ltd.’s U.S. transfer agent is the Bank of New York Mellon.

Item 2.	Exhibits.
3.1

Memorandum of Association of Invesco Ltd., incorporating amendments up to and including December 4, 2007, incorporated by reference to exhibit 3.1 to Invesco’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 12, 2007.

3.2

Amended and Restated Bye-Laws of Invesco Ltd., incorporating amendments up to and including December 4, 2007, incorporated by reference to exhibit 3.2 to Invesco’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 12, 2007.

4.1

Specimen Certificate for Common Shares of Invesco Ltd., incorporated by reference to exhibit 4.1 to Invesco’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 12, 2007.

SIGNATURES

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Invesco Ltd.

Date: May 16, 2008	By:	/s/ Kevin M. Carome
Kevin M. Carome
Senior Managing Director and

General Counsel

INDEX TO EXHIBITS

Exhibit
Number	Description

3.1

Memorandum of Association of Invesco Ltd., incorporating amendments up to and including December 4, 2007, incorporated by reference to exhibit 3.1 to Invesco’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 12, 2007.

3.2

Amended and Restated Bye-Laws of Invesco Ltd., incorporating amendments up to and including December 4, 2007, incorporated by reference to exhibit 3.2 to Invesco’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 12, 2007.

4.1

Specimen Certificate for Common Shares of Invesco Ltd., incorporated by reference to exhibit 4.1 to Invesco’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 12, 2007.